FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 17, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 76th/2012 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: August  16, 2012 at 5:00 p.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: the full complement of members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. The Board of Directors authorizes the use of R$ 811,692,161.00 (eight hundred and eleven million, six hundred and ninety-two thousand, one hundred and sixty-one reais), with respect to the “A1” Subcredit, within the scope of the Financing Through the Opening of a  Rotating Line of Credit Agreement number  11.2.1216.1 and to be formalized through Addendum number 01 to the said Agreement, with funds Utilization and Grace period of up to 24 months and Amortization over 36 months and an interest rate to be set in accordance with the BNDES Investment Sustainability Program – BNDES PSI on the occasion of the signature of the Addendum. For the proposes of the said utilization, the following conditions are authorized: for the Utilization of the Funds up to R$ 200,000,000.00 (two hundred million reais), the constitution of a bank guarantee for the said amount or the constitution of a real guarantee sufficient to maintain  the ratio of real guarantee to debit balance ratio at 1.3 times; and for the Utilization of the funds over R$ 200,000,000.00, the constitution of a bank guarantee whereby the guarantor takes responsibility for the amount of the debt previously established by the BNDES as a function of the amount of credit to be drawn; or a real guarantee in a sufficient amount to maintain  the ratio of real guarantee to debt balance of at least 1.3 times, to be constituted through an Addendum. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present. São Paulo, August 16, 2012. Nildemar Secches, Chairman; Paulo Assunção de Souza, Vice-Chairman; Allan Simões Toledo; Décio da Silva, José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan, Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. Edina Biava– Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 17, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director